VIA EDGAR

October 13, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Asia Timmons-Pierce

Re:	Spartacus Acquisition Corporation Pre-effective Amendment No. 1 to Registration Statement on Form S-1 Filed October 9, 2020 CIK 0001822553

Dear Ms. Timmons-Pierce,

Spartacus Acquisition Corporation (the “Company,” “we” or “our”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 13, 2020 regarding the Company’s Pre-effective Amendment No. 1 to Registration Statement on Form S-1 filed on October 9, 2020 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Pre-effective Amendment No. 1 to Registration Statement on Form S-1 filed October 9, 2020

Description of Securities, page 118

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We respectfully advise the Staff that we have revised Section 9.3 of the form of warrant agreement to clearly state that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal district courts of the United States of America are the sole and exclusive forum, and we have re-filed the form of warrant agreement. We have also revised pages 53 and 126 of the Registration Statement to clarify that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which federal district courts of the United States of America are the sole and exclusive forum, and to add related risk factor disclosure.

We thank the Staff for its review of the foregoing and the Registration Statement, as amended. If you have further comments, please feel free to contact our counsel at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Peter D. Aquino
Peter D. Aquino Chairman and Chief Executive Officer